Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED ARTICLES OF INCORPORATION

OF

RAINMAKER WORLDWIDE INC.

Michael O’Connor hereby certifies that:

1. He is the President, Chief Executive Officer and Interim Chief Financial Officer and Principal Financial Officer of Rainmaker Worldwide Inc. (the “Corporation”), a Nevada Corporation

2. Article IV of the Amended Articles of Incorporation shall be amended to read in its entirety as follows:

The total number of shares of capital stock which may be issued by the Corporation is five hundred and one million (501,000,000), of which five hundred million (500,000,000) shares shall be common stock of the par value of $0.001 per share (the “Common Stock” ) and one million (1,000,000) shares shall be preferred stock of the par value of $0.001 per share (the “Preferred Stock”), which Preferred Stock shall be issued from time to time in one or more series, with such distinctive serial designations as shall be stated and expressed in the resolution or resolutions providing for the issue of such shares from time to time adopted by the Board; and in such resolution or resolutions providing for the issue of shares of each particular series, the Board is expressly authorized to fix the annual rate or rates of dividends for the particular series; the dividend payment dates for the particular series and the date from which dividends on all shares of such series issued prior to the record date for the first dividend payment date shall be cumulative; the redemption price or prices for the particular series; the voting powers for the particular series; the rights, if any, of holders of the shares of the particular series to convert the same into shares of any other series or class or other securities of the corporation, with any provisions for the subsequent adjustment of such conversion rights; and to classify or reclassify any unissued preferred shares by fixing or altering from time to time any of the foregoing rights, privileges and qualifications. All shares of the Preferred Stock of any one series shall be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative; and all shares of Preferred Stock shall be of equal rank, regardless of series, and shall be identical in all respects except as to the particulars fixed by the Board as hereinabove provided or as fixed here in. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof.

Upon the effectiveness (the “Effective Time”) of the Corporation’s Amended Articles of Incorporation, each twenty-five (25) shares of Common Stock issued and outstanding immediately prior to the Effective Time either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares shall be issued to any holder and that instead of issuing such fractional shares, the Corporation shall round shares down to the nearest whole number. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above.

For avoidance of doubt, the Reverse Stock Split shall also apply to the amount of shares of the Company’s common stock issuable upon conversion or exercise of any derivative securities, including options, warrants, and convertible debt or equity.

3. Resolutions were duly adopted by the Board of Directors of the Corporation setting forth the foregoing Certificate of Amendment to the Amended Articles of Incorporation, and declaring said amendment to be advisable and recommended for approval by the stockholders of the Corporation

4. By written consent of the authorized representatives the Series A Preferred Stock dated June 21, 2024, 100% of the issued and outstanding shares of Series A Preferred Stock as of the record date, approved the Reverse Stock Split and this Certificate of Amendment.

5. The aforesaid Certificate of Amendment to the Amended Articles of Incorporation will take effect on July 1, 2024, at 12:01 AM Eastern Standard Time.

6. The foregoing amendment to the Corporation’s Amended Articles of Incorporation was duly adopted in accordance with the Nevada Revised Statutes §78.390.

RAINMAKER WORLDWIDE INC.

By:	/s/ Michael O’Connor
Name:	Michael O’Connor
Title:	President, Chief Executive Officer and Interim Chief Financial Officer and Principal Financial Officer